FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000


[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

For the transition period from .................... to ....................

                        Commission file number: (1-13888)

             ---------------------------------------------------------

                            UCAR CARBON SAVINGS PLAN
                            (Full title of the plan)
             ---------------------------------------------------------





                             UCAR INTERNATIONAL INC.
           (Name of issuer of the securities held pursuant to the plan)


              3102 West End Avenue, Suite 1100, Nashville, TN 37203
                      (Address of principal executive office)

                            UCAR CARBON SAVINGS PLAN

                                TABLE OF CONTENTS



Financial Statements:

     Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 2000 ...........................    Page  3

     Statements of Changes in Net Assets Available for Benefits
         for the Years Ended December 31, 1999 and 2000 .............    Page  4

     Notes to Financial Statements ..................................    Page  5


Supplemental Schedules:

     Schedule of Assets Held at End of  Year ........................    Page 13

Independent Auditors' Report ........................................    Page 14

Independent Accountants' Report .....................................    Page 15

Independent Auditors' Consent .......................................    Page 16

Independent Accountants' Consent ....................................    Page 17





Note: Other schedules not included have been omitted as they are not applicable.

                            UCAR CARBON SAVINGS PLAN

                 Statements of Net Assets Available for Benefits




                                                                                 At December 31,
                                                                               -------------------
                                                                              1999            2000
Assets:
Investments, at fair value
    Registered investment companies:
       Vanguard Retirement Savings Trust (UCAR Stable Value Fund)...      $25,655,358     $27,208,987
       Vanguard 500 Index Fund......................................       20,186,088      16,648,223
       Vanguard PRIMECAP Fund.......................................        7,000,898      12,982,925
       Vanguard Value Index Fund....................................                -       9,402,877
       Vanguard Prime Money Market Fund (UCAR Stable Value Fund)....                -       4,330,263
       Vanguard LifeStrategy Conservative Growth Fund...............        4,986,989       4,088,605
       Vanguard LifeStrategy Growth Fund............................        2,171,611       3,459,351
       Janus Overseas Fund..........................................                -       2,438,021
       Vanguard LifeStrategy Moderate Growth Fund...................        2,243,927       2,153,081
       UAM:  ICM Small Company Portfolio............................        1,084,789       1,242,931
       Vanguard LifeStrategy Income Fund............................          891,336         697,676
       Vanguard Windsor II Fund.....................................       17,543,109               -
       Vanguard International Growth Fund...........................        1,616,419               -
                                                                        -------------   -------------
                                                                           83,380,524      84,652,940

    UCAR International Inc. Common Stock Fund.......................        7,706,314       8,075,903
    UCAR International Inc. Discounted Common Stock Fund............        1,661,771       1,255,474
    Union Carbide Corp. Common Stock Fund...........................        2,963,539       1,951,684
    Praxair Inc. Common Stock Fund..................................        2,238,276       1,701,772
    Participant loans receivable....................................        3,446,570       3,246,048
                                                                        -------------   -------------
       Total investments, at fair value.............................      101,396,994     100,883,821


Investments, at contract value
    Contracts with insurance companies (UCAR Stable Value Fund).....       24,175,371      14,364,893
                                                                         ------------    ------------

       Net assets available for benefits............................     $125,572,365    $115,248,714
                                                                         ============    ============






See accompanying Notes to Financial Statements.

                            UCAR CARBON SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits



                                                                                  For the Year Ended December 31,
                                                                                    1999                  2000
                                                                                    ----                  ----

Additions to net assets attributed to:
     Contributions:
     Employer                                                                        $1,803,804         $1,743,841
     Participants                                                                     5,311,581          5,092,834
                                                                                ----------------       -----------

              Total contributions                                                     7,115,385          6,836,675
                                                                                ---------------      -------------

     Investment income (loss):
     Interest and dividend income, investments                                        3,702,414          2,455,563
     Interest income, participant loans                                                 273,608            269,851
     Net appreciation (depreciation) in fair value of investments                     7,274,254        (7,319,982)
                                                                                ---------------      -------------

              Total investment income (loss)                                         11,250,276        (4,594,568)
                                                                                 --------------      -------------

              Total additions                                                        18,365,661          2,242,107
                                                                                ---------------      -------------

Deductions from net assets attributed to:
     Distributions to participants                                                    9,410,620         12,559,054
     Other deductions                                                                     3,173              6,704
                                                                                ---------------      -------------

              Total deductions                                                        9,413,793         12,565,758
                                                                                ---------------       ------------

              Net increase (decrease) for the year                                    8,951,868       (10,323,651)

Net assets available for benefits:
     Beginning of year                                                              116,620,497        125,572,365
                                                                                ---------------      -------------

     End of year                                                                   $125,572,365       $115,248,714
                                                                                ===============       ============





                 See accompanying Notes to Financial Statements.

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000


(1)  Description of the Plan

     The following brief description of the UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan consisting of several separate investment options as described below.

     Administration

     The Plan is administered by the Savings Plan Administrative Committee.

     Participation

     The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

     Contributions

     Participating employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

     The Company contributes on behalf of each participating employee an amount equal to 50% of the employee's basic contributions.

     Vesting and Distributions

     Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

     Withdrawals from the Plan can be made for financial hardship, after age 59 1/2, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

     Participant Accounts

     Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000

     Participant Loans

     The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant's account.

     Trustee and Recordkeeper

     The Plan's trustee is Vanguard Fiduciary Trust Company and the Plan's recordkeeper is The Vanguard Group.

     Investment Options

     During the plan year ending December 31, 1999 and 2000, participants were able to allocate their basic and supplemental contributions and Company matching contributions in one percentage point increments in any or all of the following investment options:

          Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

          Vanguard PRIMECAP Fund: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

          Vanguard LifeStrategy Conservative Growth Fund: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. As of December 31, 1999, the fund's asset allocation ranges were expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments. As of December 31, 2000, the fund's asset allocation ranges are expected to be 25%-50% stocks, 30%-55% bonds, and 20%-45% short-term investments.

          Vanguard LifeStrategy Growth Fund: Seeks to provide long-term growth of capital and income by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% short-term investments as of December 1999 and 2000.

          Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% short-term investments as of December 1999 and 2000.

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000


          UAM: ICM Small Company Portfolio: Seeks maximum long-term total return consistent with reasonable risk to principal by investing in common stocks of small companies. The fund, under normal circumstances, invests at least 80% of assets in the common stock of small, less-established companies in terms of revenues and assets and, more importantly, market capitalization.

          Vanguard LifeStrategy Income Fund: Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. As of December 31, 1999, the fund's asset allocation ranges were expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments. As of December 31, 2000, the fund's asset allocation ranges are expected to be 5%-30% stocks, 50%-75% bonds, and 20%-45% short-term investments.

          UCAR International Inc. Common Stock Fund and UCAR International Inc. Discounted Common Stock Fund: Seek to provide the possibility for long-term growth through increases in the value of the common stock of UCAR International Inc. (herein referred to as "UCAR Stock"). The UCAR International Inc. Discounted Common Stock Fund purchases UCAR Stock at 90% of the market price. Because the stock is discounted, certain restrictions apply. The restrictions include the following:

          o Only employee contributions and the Company's matching contribution may be used to invest in this fund,

          o Any units purchased must remain in the fund for at least twelve months,

          o Supplemental deposits or loan repayments may not be invested in this fund.

          UCAR Stock is publicly traded on the New York Stock Exchange and had a closing price of $17.8125 per share at December 31, 1999 and $9.75 per share at December 31, 2000. At June 22, 2001, the closing price of UCAR Stock was $12.65.

          UCAR Stable Value Fund: Seeks to maintain the value of initial investment while providing a high level of income. This fund invests in fixed income contracts with highly rated insurance companies. As these contracts expire and as new money is invested, the money is invested in the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund. The Vanguard Retirement Savings Trust invests primarily in investment contracts issued and backed by financial institutions and in alternative contracts backed by high quality bonds and bond mutual funds owned by the Trust. The Vanguard Prime Money Market Fund invests in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the U.S. Government, and Federal Agencies. (See Note 8.)

     During the plan year ending December 31, 2000, the Plan replaced two of its existing funds, the Vanguard Windsor II Fund and the Vanguard International Growth Fund, with two new funds, the Vanguard Value Index Fund and the Janus Overseas Fund. Details relating to these funds are as follows:

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000

          Vanguard Windsor II Fund: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

          Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

          Vanguard Value Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the stocks in the Standard and Poor's 500/BARRA Value Index, an unmanaged measure of stock market performance.

          Janus Overseas Fund: Seeks to provide long-term growth of capital through investments in a diversified portfolio of foreign companies. The fund invests at least 65% of assets in the common stocks of companies, in at least five foreign countries. In addition to common stocks, it may invest in preferred stocks, warrants, foreign governmental obligations, corporate bonds and debentures, as well as short-term investments. Although the fund intends to invest substantially all of its assets in issues located outside the United States, it may at times invest in U.S. issues and it may at times invest all of its assets in fewer than five countries or even a single country.

     In addition to the preceding funds, two other funds from earlier plans still exist (the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund). Participants may no longer invest their contributions in these funds or make transfers into these funds. Transfers out of these funds are still allowed. These funds seek to provide the potential for long-term growth through increases in the value of the common stock and income from dividends of Union Carbide Corporation and Praxair Incorporated. Dividends from both the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund are automatically reinvested in the UCAR Stable Value Fund.

     Effective February 5, 2001, the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund were discontinued and the proceeds from sale of those funds were invested in the UCAR Stable Value Fund.

(2)  Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     Investments are reported at market value, based upon quoted market prices, except for the contracts with insurance companies within the UCAR Stable Value Fund. These contracts with insurance companies are carried at contract value since they are fully benefit-responsive. (See Note 8.) Unrealized appreciation or depreciation of investments carried at market value is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

     Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Statement requires, among other things, that all derivatives be recorded on the balance sheet at fair value. SFAS No. 133, as amended, is effective for the Plan beginning January 1, 2001. The adoption of this Statement will not have a material effect on the Plan's financial statements.

(3)  Federal Income Taxes

     On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4)  Plan Expenses

     All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale of stock of Union Carbide Corp. or Praxair Inc. shall be deducted from the proceeds of such sale. Similar costs and expenses incurred in connection with the sale or purchase of stock in the UCAR International Inc. Common Stock Fund or UCAR International Inc. Discounted Common Stock Fund are charged to the applicable fund. For the years ended December 31, 1999 and 2000, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan, except for certain loan origination fees and annual loan maintenance fees bore by the participants.

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(6)  Related Party Transactions

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

(7)  Investments of 5% or more

     Investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 2000 are as follows:

                                                                        At December 31,
                                                                      1999           2000

     Vanguard Retirement Savings Trust (UCAR Stable Value Fund).. $25,655,358    $27,208,987
     Vanguard 500 Index Fund.....................................  20,186,088     16,648,223
     Vanguard PRIMECAP Fund......................................   7,000,898     12,982,925
     Vanguard Value Index Fund...................................           -      9,402,877
     UCAR International Inc. Common Stock Fund...................   7,706,314      8,075,903
     Contracts with insurance companies (UCAR Stable Value Fund).  24,175,371     14,364,893
     Vanguard Windsor II Fund....................................  17,543,109              -


                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000

(8) Investment Contracts with Insurance Companies within the UCAR Stable Value Fund

     The following is a summary of investments in contracts with insurance companies at contract value within the UCAR Stable Value Fund at December 31, 1999 and 2000. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. There are no reserves against contract value for credit risk of the contract issues or otherwise. Contract value approximates fair value.

                                                                                         At December 31,
                                                                                        1999               2000
                                                                                        ----               ----

       John Hancock:
           Contract No. GIC 8910, 6.95%, due 09/30/02........................   $     3,587,924    $      3,455,369
       Combined Insurance Company of America:
           Contract No. CG 1061, 6.45%, due 3/31/02..........................         2,406,862           1,866,574
       Sunamerica Life Insurance Co.:
           Contract No. 4677, 6.56%, due 3/31/02.............................         2,334,726           1,804,094
           Contract No. 4714, 7.12%, due 9/30/02.............................         1,772,120           1,381,206
       Transamerica Life Insurance:
           Contract No. 51291-000, 6.23%, due 10/01/01.......................         3,448,200           1,781,805
       People Security Life:
           Contract No. BDA 00625FR, 6.94%, due 10/01/01.....................         1,789,082           1,390,115
           Contract No. BDA 00614FR, 6.83%, due 10/01/01.....................         1,781,324           1,381,206
       Allstate Life Insurance Company:
           Contract No. GA 5618, 7.22%, due 10/01/01.........................         2,016,353             794,052
       Metropolitan Life Insurance Company:
           Contract No. 13919, 7.84%, due 3/31/01............................         1,297,397             510,472
       Life of Virginia:
           Contract No. 2832, 8.14%, due 10/02/00............................         1,324,415                   -
       The Protective Life Insurance Company:
           Contract No. 916, 5.39%, due 3/31/00..............................           380,141                   -
       Principal Mutual:
           Contract No. 10081, 5.20%, due 10/02/00...........................         1,067,954                   -
       CNA:
           Contract No. 12972, 7.12%, due 9/29/00............................           968,873                   -
                                                                                 ----------------   ----------------

         Total contracts with insurance companies............................   $     24,175,371    $     14,364,893
                                                                                 ===============    ================

     The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies was 6.8% in each of the years ended December 31, 1999 and 2000.

     At December 31, 1999, the remainder of the UCAR Stable Value Fund was invested in the Vanguard Retirement Savings Trust which is a collective, commingled trust. The Plan owned 25,338,932 shares in the Trust at December 31, 1999.

                            UCAR CARBON SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1999 and 2000

At December 31, 2000, the remainder of the UCAR Stable Value Fund is invested in the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund. The amounts in the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund is $27,208,987 and $4,330,263, respectively. The Plan owns 26,845,246 and 4,330,263 shares, respectively, of the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund. As the above contracts with insurance companies expire and new monies are received, the funds will be invested in either the Vanguard Retirement Savings Trust and the Vanguard Prime Money Market Fund.

                            UCAR CARBON SAVINGS PLAN

                     Schedule of Assets Held at End of Year

                                December 31, 2000

                                                                                        Market
                                   Description                                           Value
--------------------------------------------------------------------------------       --------

* Vanguard Retirement Savings Trust (UCAR Stable Value Fund),
         26,845,246 shares......................................................   $ 27,208,987
* Vanguard 500 Index Fund, 136,618 shares.......................................     16,648,223
* Vanguard PRIMECAP Fund, 215,020 shares........................................     12,982,925
* Vanguard Value Index Fund, 411,145 shares.....................................      9,402,877
* Vanguard Prime Money Market Fund (UCAR Stable Value Fund)
              4,330,263 shares..................................................      4,330,263
* Vanguard LifeStrategy Conservative Growth Fund, 278,136 shares................      4,088,605
* Vanguard LifeStrategy Growth Fund, 176,588 shares.............................      3,459,351
* Janus Overseas Fund, 91,862 shares............................................      2,438,021
* Vanguard LifeStrategy Moderate Growth Fund, 124,889 shares....................      2,153,081
* UAM:  ICM Small Company Portfolio, 55,143 shares..............................      1,242,931
* Vanguard LifeStrategy Income Fund, 53,667 shares..............................        697,676
* UCAR International Inc. Common Stock Fund, 843,877 shares, par value $.01.....      8,075,903
* UCAR International Inc. Discounted Common Stock Fund, 129,966 shares,
         par value $.01.........................................................      1,255,474
* Union Carbide Corp. Common Stock Fund, 36,548 shares, par value $1............      1,951,684
* Praxair Inc. Common Stock Fund, 38,738 shares, par value $.01.................      1,701,772
* Participant loans  (6.5%-9.5%)................................................      3,246,048
* Contracts with insurance companies (UCAR Stable Value Fund)                        14,364,893
                                                                                  -------------
                  Total.........................................................   $115,248,714
                                                                                ===============



*Represents party-in-interest.

                          INDEPENDENT AUDITORS' REPORT



To the Plan Administrator of
UCAR Carbon Savings Plan
Nashville, Tennessee


We have audited the accompanying statement of net assets available for benefits of the UCAR Carbon Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 22, 2001

                         INDEPENDENT ACCOUNTANTS' REPORT



To the Plan Administrator of
UCAR Carbon Savings Plan

We have audited the accompanying statement of net assets available for benefits of the UCAR Carbon Savings Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP


Nashville, Tennessee
June 7, 2000

                          INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement No. 33-95548 of UCAR International Inc. on Form S-8 of our report dated June 22, 2001, appearing in the Annual Report on Form 11-K of UCAR Carbon Savings Plan for the year ended December 31, 2000.


DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 28, 2001

                        INDEPENDENT ACCOUNTANTS' CONSENT


We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-95548) of UCAR International Inc. of our report dated June 7, 2000, relating to the statement of net assets available for benefits of the UCAR Carbon Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended, which report appears on page 15 of this Annual Report on Form 11-K for the year ended December 31, 2000.


KPMG LLP


Nashville, Tennessee
June 28, 2001

                                    SIGNATURE



Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    UCAR CARBON SAVINGS PLAN


Date:____________________________    By:  /s/  Corrado F. DeGasperis
                                         --------------------------------------
                                         Corrado F. DeGasperis
                                         Vice President, Chief Financial
                                         Officer & Chief Information Officer
                                         (Principal Accounting Officer)
                                         Member of the Savings Plan
                                            Administrative Committee